(Check one):	UNITED STATES	OMB APPROVAL
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
☐ Form 20-F	Washington, D.C. 20549	Expires: March 31, 2006
☐ Form 11-K		Estimated average burden hours per response ... 2.50
☐ Form 10-Q	FORM 12b-25	SEC FILE NUMBER
☐ Form N-SAR		CUSIP NUMBER
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Epicor Software Corporation

Full Name of Registrant

Former Name if Applicable

18200 Von Karman Avenue, Suite 1000

Address of Principal Executive Office (Street and Number)

Irvine, California 92612

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

On January 31, 2006, Epicor Software Corporation reported its preliminary financial results for the fourth quarter and fiscal year ended December 31, 2005. As previously disclosed, all results reported were preliminary and approximate and were subject to the completion of Epicor’s review of its revenue recognition policies with respect to determining vendor-specific objective evidence (VSOE) of fair value for elements of its software licensing arrangements, principally maintenance, and the resulting recognition and allocation of revenues derived from certain software license and maintenance agreements. Following the Company’s review of those policies, the Company, including its Audit Committee, and following discussion with the Company’s independent registered public accounting firm, determined that the Company had not properly applied certain accounting guidance contained in the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition, and Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect To Certain Transactions. Accordingly, the Company will restate its financial statements for the fiscal years ended December 31, 2003 and 2004 and the interim quarterly periods for 2004 and through September 30, 2005. As a result of the restatement, the Company will reallocate revenue between license fees and maintenance and make an adjustment to the timing of the recognition of those revenues from amounts previously reported by the Company. Such technical restatement will not impact the Company’s current or prior years’ liquidity or cash flow, nor will the restatement impact total revenue, profits and cash flow associated with the contracts in question over the life of the contracts.

The Company is working diligently to complete and file its Form 10-K for the fiscal year ended December 31, 2005 based on the application of the guidance discussed above, along with the restatement of its financial statements for prior fiscal years. The Company expects to file its Form 10-K for the fiscal year ended December 31, 2005 on or before March 31, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Ireland (Name)	(949) (Area Code)	585-4225 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated above, as a result of the restatement the Company will reallocate revenues between license fees and maintenance and make an adjustment to the timing of the recognition of those revenues. Such technical restatement will not impact the Company’s current or prior years’ liquidity or cash flow, nor will the restatement impact total revenue or profits associated with the contracts in question over the life of the contracts. Until the Company completes the restatement of its financial statements, a reasonable estimate of the anticipated quantitative change in the results of operations cannot be made.

Epicor Software Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2006	By	/s/ JOHN D. IRELAND John D. Ireland Sr. Vice President; General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).